CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013	2,003,168	$10.00	$20,031,680	$2,295.63

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-10 of product supplement STEPS-3.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.000	$20,031,680.00
Underwriting discount	$0.175	$350,554.40
Proceeds, before expenses, to BAC	$9.825	$19,681,125.60

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March 29, 2012

2,003,168 Units $10 principal amount per unit CUSIP No. 06051P828 Pricing Date March 29, 2012 Settlement Date April 5, 2012 Maturity Date April 12, 2013 STEP Income Securities® Linked to the Common Stock of International Paper Company Maturity of approximately one year and one week Interest payable quarterly at the rate of 7.5% per annum A payment of $0.516 per unit if the Underlying Stock increases to or above 107.50% of the Starting Value 1-to-1 downside exposure to decreases in the Underlying Stock beyond a 5% decline, with up to 95% of your principal at risk All payments on the notes subject to the credit risk of Bank of America Corporation Limited secondary market liquidity, with no exchange listing Enhanced Income

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Summary

The STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide quarterly interest payments. Additionally, if the Ending Value is at or above the Step Level, the notes will also provide a payment of $0.516 per unit at maturity. If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Threshold Value, the Redemption Amount will be based on the percentage decrease in the Underlying Stock from the Starting Value to the Ending Value below the Threshold Value.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement STEPS-3 dated July 29, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095012309026925/g19932e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEPS-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.000 per unit
Term:	Approximately one year and one week
Underlying Stock:	Common stock of International Paper Company (the “Underlying Company”) (NYSE symbol: IP)
Starting Value:	34.91 (the Volume Weighted Average Price on the pricing date)
Volume Weighted Average Price:

The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.

Ending Value:

The Closing Market Price of the Underlying Stock on the valuation date, multiplied by the Price Multiplier. The valuation date is subject to postponement in the event of Market Disruption Events, as described beginning on page S-26 of product supplement STEPS-3.

Valuation Date:	April 5, 2013
Interest Rate:	7.50% per year.
Interest Payment Dates:	Quarterly, on July 12, 2012, October 12, 2012, January 12, 2013 and the maturity date
Step Payment:	$0.516 per unit, which represents a return of 5.16% of the Original Offering Price.
Step Level:	37.53 (107.50% of the Starting Value, rounded to two decimal places)
Threshold Value:	33.16 (95.00% of the Starting Value, rounded to two decimal places)
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page S-33 of product supplement STEPS-3.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Redemption Amount Determination

In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:

STEP Income Securities®	TS-2

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Ending Value will be greater than or equal to the Step Level.

▪	You seek interest payments on your investment.

▪	You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

▪

You accept that your investment will result in a loss, which could be significant, if the price of the Underlying Stock decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You are willing to forego dividends or other benefits of owning shares of the Underlying Stock.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Ending Value will be less than the Step Level.

▪	You anticipate that the price of the Underlying Stock will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

▪	You seek 100% principal protection or preservation of capital.

▪	In addition to interest payments, you seek an additional guaranteed return above the principal amount.

▪	You seek to receive dividends or other distributions paid on the Underlying Stock.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 95.00;

3)	the Step Level of 107.50% of the Starting Value;

4)	the Step Payment of $0.516 per unit;

5)	the term of the notes from April 5, 2012 to April 12, 2013; and

6)	an interest rate of 7.50% per year.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 34.91, which was the Volume Weighted Average Price on the pricing date. For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115.00 (115% of the Starting Value).

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $0.516 per unit. The Redemption Amount per unit on the maturity date will therefore be equal to $10.516 per unit ($10.000 plus the Step Payment of $0.516 per unit).

Example 2

The Ending Value is 105.00 (105% of the Starting Value).

The Ending Value is greater than the Starting Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.000.

Example 3

The Ending Value is 96.00 (96% of the Starting Value).

The Ending Value is less than the Starting Value, but greater than the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.000.

STEP Income Securities®	TS-3

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Example 4

The Ending Value is 80.00 (80% of the Starting Value).

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the value of the Underlying Stock below the Threshold Value. The Redemption Amount per unit will equal:

$10 –	[	$10 ×	(95.00 – 80.00)	]	= $8.50
100.00

On the maturity date, you will receive the Redemption Amount per unit of $8.500.

Summary of the Hypothetical Examples	Example 1	Example 2	Example 3	Example 4

	The Ending Value is greater than or equal to the Step Level	The Ending Value is less than the Step Level but greater than or equal to the Starting Value	The Ending Value is less than the Starting Value but greater than or equal to the Threshold Value	The Ending Value is less than the Threshold Value

Starting Value	100.00	100.00	100.00	100.00

Ending Value	115.00	105.00	96.00	80.00

Step Level	107.50	107.50	107.50	107.50

Threshold Value	95.00	95.00	95.00	95.00

Interest Rate (per annum)	7.50%	7.50%	7.50%	7.50%

Step Payment	5.16%	0.00%	0.00%	0.00%

Redemption Amount per Unit	$10.516	$10.000	$10.000	$8.500

Total Return of the Underlying Stock(1)	18.09%	8.09%	-0.91%	-16.91%

Total Return on the Notes(2)	12.65%	7.65%	7.65%	-7.35%

(1)	The total return of the Underlying Stock assumes:

(a)	the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;

(b)	a constant dividend yield of 3.03% per annum; and

(c)	no transaction fees or expenses.

(2)	The total return on the notes includes interest paid on the notes from April 5, 2012 to April 12, 2013.

STEP Income Securities®	TS-4

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement STEPS-3, page S-4 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Underlying Stock measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.

▪

Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.

▪

The price at which you may sell the notes in any secondary market may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing of the notes, as described on page TS-7 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in shares of the Underlying Stock) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪

The Underlying Company will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪

While we or our affiliates may from time to time own shares of the Underlying Company, we do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪

The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock. See “Description of the Notes—Anti-Dilution Adjustments for Notes Linked to Underlying Stocks” beginning on page S-33 of product supplement STEPS-3.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-48 of product supplement STEPS-3.

Other Terms of the Notes

The following provisions supplement and supersede certain provisions of product supplement STEPS-3:

Anti-Dilution Adjustments

The calculation agent may adjust the Price Multiplier and other terms of the notes as described beginning on page S-33 of the product supplement, in the section “Description of the Notes—Anti-Dilution Adjustments for Notes Linked to Underlying Stocks.” Following the occurrence of an event that results in such an adjustment, the calculation agent may (but is not required to) provide holders of the notes with information about that adjustment as it deems appropriate, depending upon the nature of the adjustment. Upon written request by any holder of the notes, the calculation agent will provide that holder with information about the adjustment.

STEP Income Securities®	TS-5

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We make no representation or warranty as to the accuracy or completeness of the following information. The Underlying Company produces and distributes printing paper, packaging, forest products and chemical products. The Underlying Company also operates speciality businesses in global markets, has a broad-based distribution network and exports its products worldwide.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 51434.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Company’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on The New York Stock Exchange under the symbol “IP”.

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2007 through the pricing date. We obtained this historical data from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information from Bloomberg L.P.

		High ($)	Low ($)
2007	First quarter	37.78	32.84
	Second quarter	39.88	36.58
	Third quarter	41.46	31.88
	Fourth quarter	37.06	31.66

2008	First quarter	33.50	26.68
	Second quarter	29.10	23.30
	Third quarter	30.59	22.00
	Fourth quarter	26.06	10.36

2009	First quarter	12.52	4.09
	Second quarter	15.81	6.86
	Third quarter	25.12	13.99
	Fourth quarter	27.66	21.35

2010	First quarter	28.14	22.15
	Second quarter	28.63	21.08
	Third quarter	25.50	19.88
	Fourth quarter	27.24	21.52

2011	First quarter	30.29	25.63
	Second quarter	32.86	26.57
	Third quarter	30.95	23.23
	Fourth quarter	29.64	22.65

2012	First quarter (through the pricing date)	36.29	29.97

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

STEP Income Securities®	TS-6

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Role of MLPF&S and Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors—General Risks Relating to the Notes” beginning on page S-10 and “Use of Proceeds” on page S-23 of product supplement STEPS-3.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as an income-bearing single financial contract linked to the Underlying Stock.

•

Under this characterization and tax treatment of the notes, we intend to take the position that the stated periodic interest payments constitute taxable ordinary income to a U.S. Holder (as defined in product supplement STEPS-3) at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity (other than amounts representing accrued stated periodic interest payments), a U.S. Holder generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains.

•

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to U.S. withholding tax if paid to a Non-U.S. Holder (as defined in the product supplement). Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-48 of product supplement STEPS-3.

STEP Income Securities®	TS-7

STEP Income Securities® Linked to the Common Stock of International Paper Company, due April 12, 2013

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

“STEP Income Securities®” and “STEPS®” are our registered service marks.

STEP Income Securities®	TS-8